SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 15)*


                           Hurco Companies, Inc.
                             (Name of Issuer)

                        Common Stock, No Par Value
                      (Title of Class of Securities)

                                447324 10 4
                              (CUSIP Number)

                             Richard T. Niner
                         Wind River Associates LP
                         1055 Washington Boulevard
                            Box 9 - 5th Floor
                            Stamford, CT  06901
                              (203) 978-1321
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             December 31, 2001
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
     <section><section>240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [  ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on following page(s))

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447324 10 4

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Richard T. Niner

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [    ]
     (b)  [    ]

(3)  SEC Use Only
     ___________________________________________________________

(4)  Source of Funds (See Instructions):  PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [    ]

(6)  Citizenship or Place of Organization:  United States of America

     Number of Shares       (7) Sole Voting Power          941,812 (*)
     Beneficially Owned by  (8) Shared Voting Power              0
     Each Reporting         (9) Sole Dispositive Power     941,812 (*)
     Person With:          (10) Shared Dispositive Power         0

     (*) Includes 25,000 shares that may be acquired upon the exercise of currently exercisable options.

(11) Aggregate Amount Beneficially Owned by each Reporting Person:
     941,812 (*)

     (*) Includes 25,000 shares that may be acquired upon the exercise of currently exercisable options.

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

     Excludes 500 shares of Common Stock held by Richard T. Niner's daughter as to which Mr. Niner disclaims beneficial ownership.

(13) Percent of Class Represented by Amount in Row (11):  16.9%

(14) Type of Reporting Person (See Instructions):  IN



     This Statement constitutes Amendment No. 15 to the Statement on
     Schedule 13D ("Schedule 13D) filed with the Securities and Exchange Commission by Richard T. Niner and members of a group pursuant to
     Section 13(d)(3) which no longer exists. Mr. Niner previously joined in the Schedule 13D filing along with Brynwood Partners II L.P., a Delaware limited partnership, its general partner, Brynwood Management II L.P., a Delaware limited partnership and Hendrick J. Hartong. All members of the group except Mr. Niner indicated they no longer had any reporting obligations in Amendment No. 14 to Schedule 13D filed on January 5, 2001.

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the common stock, no par value ("Common Stock"), of Hurco Companies, Inc., an Indiana corporation ("Issuer"), whose principal executive offices are located at One Technology Way, Indianapolis, Indiana 46268-0180.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Name:  Richard T. Niner

          (b)  Business Address: Wind River Associates LP
                                 1055 Washington Blvd
                                 Box 9 - 5th Floor
                                 Stamford, CT 06091

          (c) Present Principal Occupation: Richard T. Niner currently serves as a Director of the Company. Mr. Niner is also a general partner of Wind River Associates LP, 1055 Washington Blvd, Stamford, CT 06091, a Connecticut limited partnership whose principal business is investing in public and private companies, and a general partner of Brynwood Management II L.P., Two Sound View Dr.,Greenwich, CT 06830, the general partner of Brynwood Partners II L.P., Two Sound View Dr., Greenwich,
               CT 06830, a Delaware limited partnership whose principal business is investing in public and private companies.

          (d) During the last five years, Mr. Niner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).


          (e) During the last five years, Mr. Niner has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Mr. Niner, enjoining Mr. Niner from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Niner is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total amount required by Mr. Niner to effect the purchase described in Item 5(c) herein was $1,223,410.00, all of which was derived from Mr. Niner's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purchase of shares of Common Stock by Mr. Niner described in
          Item 5(c) herein was made solely for the purpose of increasing Mr. Niner's equity position in the Company at a price deemed favorable. Mr. Niner may purchase additional shares of Common Stock from time to time in the open market or in privately negotiated transactions as and when appropriate opportunities may arise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) Richard T. Niner is the direct owner of 941,812 shares of Common Stock (including 25,000 shares of Common Stock issuable upon the exercise of non-qualified stock options that are currently exercisable). The 941,812 shares represent approximately 16.9% of the 5,580,658 outstanding shares of Common Stock. Mr. Niner has sole voting and dispositive power over the 941,812 shares that he owns directly. Mr. Niner disclaims beneficial ownership with respect to an additional 500 shares of Common Stock
                    (less than 0.1%) held by his daughter, as to which he has no voting or dispositive power.

                (c) In the past 60 days, Mr. Niner has effected the transactions in the Common Stock of the Issuer shown below:

                                   Amount         Price         Type of
           Date                of Securities    Per Share     Transaction

           December 31, 2001   489,364 shares     $2.50     Purchased in a
                                                            private transaction

                (d) Not applicable.

                (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /S/ RICHARD T. NINER
                              Richard T. Niner


Dated:  January 9, 2002